Phone:	(212) 885-5205

Email:	mmmurphy@blankrome.com

March 18, 2020

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Ms. Samantha Brutlag

Re:	Spirit of America Energy Fund, a series of the Spirit of America Investment Fund, Inc.

Registration Statement on Form N-1A
File Numbers: 333-27925 and 811-08231

Dear Ms. Brutlag:

On behalf of the Spirit of America Energy Fund (the “Fund”) a series of the Spirit of America Investment Fund, Inc. (the “Company”) this letter is in response to the comments received on March 9, 2020 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 62 to its Registration Statement on Form N-1A filed on January 30, 2020 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

Prospectus

1.	Under the “Principal Risks of Investing in the Energy Fund” section, include a Mid-Cap Company Risk.

RESPONSE: The Fund has added the following risk to each “Principal Risks of Investing in the Energy Fund” section:

Mid Cap Company Risk. Middle-cap companies may have greater potential for losses and be more vulnerable to adverse business or economic events than larger, more established companies and their securities may be riskier than those issued by large-cap companies and harder to sell at a favorable time and price. Mid-cap companies may fall out of favor with investors, have limited product lines, operating histories or financial resources, and may be dependent upon a particular niche of the market. Securities issued by mid-cap companies may have a value based in substantial part on future expectations rather than current achievements and their prices may move sharply, especially during market upturns and downturns.

2.	On Page 6, please provide the 2019 bar in the Bar Chart and complete the Performance Table.

RESPONSE: The completed Bar Chart (including a 2019 bar) and Performance Table are provided below:

Energy Fund’s Annual Returns (%)

Class A Shares

Best Quarter	17.51% in the quarter ended March 31, 2019
Worst Quarter	(25.04)% in the quarter ended September 30, 2015

PERFORMANCE TABLE

Average annual total returns for the periods ended December 31 (with maximum sales charges)

	1 Year	5 Years	Since Inception(1)
Spirit of America Energy Fund - Class A
Return Before Taxes	5.08%	(7.72)%	(9.74)%
Return After Taxes on Distributions(2)(3)	5.08%	(7.72)%	(9.76)%
Return After Taxes on Distributions and Sale of Fund Shares(2)(3)	3.01%	(5.64)%	(6.99)%
Spirit of America Energy Fund – Class C
Return Before Taxes	9.82%	N/A	2.49%
Spirit of America Energy Fund – Institutional
Return Before Taxes	N/A	N/A	N/A
S&P 500 Index(4)	31.49%	11.70%	11.77%

(1)	Class A Shares of the Energy Fund commenced operations on July 10, 2014. Class C Shares of the Energy Fund commenced operations on March 15, 2016. Institutional Shares of the Energy Fund are a newly formed class and performance information will be included when that share class has been operational for a full calendar year.
(2)	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.
(3)	Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Return After Taxes on Distributions and Sale of Fund Shares for a period may be greater than the Return After Taxes on Distributions for the same period if there was a loss realized on sale of Fund shares. The benefit of the tax loss (to the extent it can be used to offset other gains) may result in a higher return.
(4)	S&P 500 Index is an unmanaged capitalization-weighted index of 500 stocks designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The performance of an index assumes no transaction costs, taxes, management fees or other expenses. A direct investment in an index is not possible.

3.	Revise the disclosure under “Portfolio Manager” on page 7 to only include the information required by Item 5 of Form N-1A.

RESPONSE: The Fund has revised the disclosure under “Portfolio Manager” on page 7 as set forth below:

Portfolio Manager: Douglas Revello serves as the Portfolio Manager and is primarily responsible for the day-to-day management of the Energy Fund. Mr. Revello has been the Portfolio Manager of the Energy Fund since January 16, 2020. Mr. Revello has been associated with the Adviser since May 18, 2009.

Please be advised that the revisions noted herein will be reflected in the Prospectus and Statement of Additional Information to be filed under Rule 485(b) on March 30, 2020.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy
Margaret M. Murphy

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